Exhibit 99.1

Condensed Interim Consolidated

Financial Statements

For the Three and Nine Months Ended April 30, 2022

Expressed in United States Dollars

(Unaudited)

Corporate Office- Canada Suite 300 - Bellevue Centre 235 -15th Street West Vancouver, BC V7T 2X1 Tel: 604-921-1810 Fax: 604-921-1898	Corporate Office- US 2929 Arch Street, 3rd Floor Philadelphia, PA 19104 Tel: 1-888-485-6340 Fax: 424-245-3719

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Financial Position
As of April 30, 2022 and July 31, 2021

(Unaudited)

(Expressed in US Dollars)

	April 30,	July 31,
	2022	2021
ASSETS

Current assets
Cash and cash equivalents	$44,527,164	$57,268,685
Amounts receivable	14,532	12,574
Prepaid expenses	1,684,882	516,891
Total current assets	46,226,578	57,798,150

Investments	2	2
Intellectual property (Note 5)	234,156	245,610

Total assets	$46,460,736	$58,043,762

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$366,291	$556,795
Total current liabilities	366,291	556,795

Long term liabilities
Warrant liability (Note 7)	278,396	199,458
Government loans (Note 6)	-	25,986
Total long term liabilities	278,396	225,444

Shareholders’ equity
Share capital (Note 8)	55,850,788	54,782,633
Share-based payment reserve (Note 9)	5,358,280	2,178,130
Warrant reserve (Note 8)	12,328,545	16,193,475
Accumulated other comprehensive loss	(138,684)	(138,684)
Deficit	(27,582,880)	(15,754,031)
Total shareholders’ equity	45,816,049	57,261,523

Total liabilities and shareholders’ equity	$46,460,736	$58,043,762

Nature of Operations (Note 1)

Commitments (Note 15)

Events After the Reporting Period (Note 16)

These condensed interim consolidated financial statements were approved and authorized for issue on behalf of the Board of Directors on June 13, 2022 by:

On behalf of the Board:

“Jamieson Bondarenko”	“William Williams”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of
Operations and Comprehensive Loss

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)
(Expressed in US Dollars)

	Three month period ended April 30,		Nine month period ended April 30,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)
Expenses:
Research and development costs (Note 13)	$2,543,481	$1,125,425	$5,152,672	1,440,080
General and administration costs (Note 14)	2,302,281	3,681,228	5,910,274	3,937,092
Total expenses	4,845,762	4,806,653	11,062,946	5,377,172
				-
Operating loss	(4,845,762)	(4,806,653)	(11,062,946)	(5,377,172)
Interest income	35,987	-	54,373	-
Interest expense (Note 6)	-	(62,417)	(979)	(123,927)
Change in fair value of warrant liability (Note 7)	(29,910)	8,879,154	(78,938)	8,879,154
Gain on government grant (Note 6)	-	-	3,388	-
Loss on extinguishment of debt	-	(175,904)	-	(201,138)
Foreign exchange loss	228	(884,536)	(5,779)	(884,536)
	6,305	7,756,297	(27,935)	7,669,553

Profit (loss) for the period	(4,839,457)	2,949,644	(11,090,881)	2,292,381
Other comprehensive income - Foreign currency translation adjustment	-	(115,591)	-	53,235
Comprehensive profit (loss) for the period	$(4,839,457)	$2,834,053	$(11,090,881)	2,345,616
Earnings (loss) per share – basic and diluted	$(0.32)	$0.63	$(0.72)	$1.12
Weighted average number of shares outstanding – basic and diluted	15,358,947	4,744,036	15,486,028	2,047,495

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months Ended April 30, 2022 and 2021
(Unaudited)

(Expressed in US Dollars)

	Nine month period ended April 30,
	2022	2021 Restated (Note 2)
Cash flow from operating activities
Net profit (loss) for the period	$(11,090,881)	$2,292,381
Items not affecting cash:
Depreciation and amortization	11,454	11,443
Share-based compensation	3,204,704	2,007,506
Interest expense	979	21,261
Foreign exchange adjustments	-	884,536
Gain from government grant	(3,388)	-
Loss on extinguishment of settlement of debt	-	201,138
Change in fair value of warrants	78,938	(8,879,154)
Changes in non-cash working capital:
Amounts receivable	(1,958)	6,715
Prepaid expenses	(1,167,991)	(637,112)
Accounts payable and accrued liabilities	(190,504)	(1,713,000)
	(9,158,647)	(5,804,286)
Cash flow from financing activities
Proceeds from public offering, net	-	29,731,961
Proceeds from exercise of warrants	6,509,768	-
Share and warrant buyback program	(10,069,065)	-
Repayment government grant	(23,577)	-
Proceeds from receipt of short-term loans	-	35,000
Proceeds from issuance of convertible loans	-	215,710
Share issuance costs	-	(2,767,924)
Repayment of unsecured convertible loan	-	(309,642)
Change in fair value of warrants	-	72,693
Repayment of short-term loans	-	(274,000)
	(3,582,874)	26,703,798

Increase (decrease) in cash	(12,741,521)	20,899,512
Effects of changes in foreign exchange	-	(856,459)
Cash, beginning of the period	57,268,685	21,249
Cash, end of the period	$44,527,164	$20,064,302

Supplementary information:
Significant non-cash transactions
Shares issued for settlement of debt	$-	$329,670

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months Ended April 30, 2022 and 2021
(Unaudited)

(Expressed in US Dollars)

	SHARE CAPITAL
	SHARES	AMOUNT	SHARE-BASED PAYMENT RESERVE	WARRANT RESERVE	ACCUMULATED OTHER COMPREHENSIVE PROFIT (LOSS)	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
Balance, July 31, 2020 Restated (Note 2)	721,962	$12,263,858	$597,551	$1,849,335	$(138,684)	$(18,169,480)	$(3,597,420)
Issuance of warrants on convertible debt	-	-	-	43,980	-	-	43,980
Issuance of shares in public offering	6,764,705	12,357,799	-	790,148	-	-	13,147,947
Issuance of shares for debt (Note 8c(ii))	50,000	329,670	-	-	-	-	329,670
Conversion feature	-	28,712	-	-	-	-	28,712
Expiration of warrants	-	-	-	(1,599,468)	-	1,599,468	-
Expiration and forfeiture of options	-	-	(12,055)	-	-	283,808	271,753
Issuance of options	-	-	1,968,226	-	-	-	1,968,226
Loss for the period	-	-	-	-	-	2,292,381	2,292,381
Balance, April 30, 2021 Restated (Note 2)	7,536,667	24,980,039	2,553,722	1,083,995	(138,684)	(13,993,823)	14,485,249
Historic foreign currency adjustments	-	-	-	-	-	856,668	856,668
Issuance of shares in private placement	5,170,343	13,611,136	-	11,084,060	-	-	24,695,196
Reclassification of warrant liability	-	-	-	6,621,347	-	-	6,621,347
Exercise of warrants	2,562,573	16,191,458	-	(2,595,927)	-	-	13,595,531
Expiration and forfeiture of options	-	-	(375,592)	-	-	103,839	(271,753)
Loss for the period	-	-	-	-	-	(2,720,715)	(2,720,715)
Balance, July 31, 2021	15,269,583	54,782,633	2,178,130	16,193,475	(138,684)	(15,754,031)	57,261,523
Exercise of representation warrants (Note 8a(ii))	219,453	1,644,604	-	(1,644,604)	-	-	-
Exercise of private placement warrants (Note 8a(iii))	997,200	8,119,743	-	(1,947,074)	-	-	6,172,669
Exercise of public offering warrants (Note 8a(iii))	63,454	401,822	-	(64,723)	-	-	337,099
Issuance of options (Note 9d)	-	-	3,204,704	-	-	-	3,204,704
Shares repurchased and cancelled (Note 8a(iv))	(1,031,672)	(9,098,014)	-	-	-	-	(9,098,014)
Warrants repurchased and cancelled (Note 8a(iv))	-	-	-	(208,529)	-	(762,522)	(971,051)
Expiration of options	-	-	(24,554)	-	-	24,554	-
Loss for the period	-	-	-	-	-	(11,090,881)	(11,090,881)
Balance, April 30, 2022	15,518,018	$55,850,788	$5,358,280	$12,328,545	$(138,684)	$(27,582,880)	$45,816,049

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

1. Nature of Operations

BriaCell Therapeutics Corp. (“BriaCell”, the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 26, 2006 and is listed on the Toronto Stock Exchange under the symbol “BCT” and on the Nasdaq Capital Market under the symbols “BCTX” and “BCTXW”. The Company is developing a new therapy for advanced breast cancer. The Company’s head office in Canada is located at Suite 300 – 235 West 15th Street, West Vancouver, British Columbia, V7T 2X1 and in the United States, the Company has an office located at 2929 Arch Street, 4th Floor, Philadelphia, PA 19104. These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 13, 2022.

2. Basis of Presentation

Statement of Compliance

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting. The unaudited condensed interim consolidated financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

The policies applied in these condensed interim consolidated financial statements are based on IFRS effective as of April 30, 2022.

Basis of Presentation

These condensed interim consolidated financial statements are prepared on a going concern basis and have been presented in the United States dollars which is the Company’s reporting currency. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as of July 31, 2021. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for certain financial instruments which have been measured at fair value.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of BriaCell and its wholly-owned US subsidiary BriaCell Therapeutics Corp. (“BTC”) and BTC’s wholly owned subsidiary – Sapientia Pharmaceuticals, Inc. (“Sapientia”). The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commenced until the date control ceases. Control exists when the Company has the power directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3.

All inter–company balances, and transactions, have been eliminated upon consolidation.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

2. Basis of Presentation (continued)

Functional Currency and Presentation Currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. As of May 1, 2021, the Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$). The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative reporting purposes, historical financial information has been translated to United States dollars which is disclosed in the tables below using the exchange rate as of May 1, 2021, which is the date of the change in the functional and presentation currency.

The following shows the restatement of prior period information:

	Three month period ended April 30,
	2021 reported, CAD	Foreign Currency Translation	2021 restated, USD

Expenses:
Research and development costs	1,382,586	(257,161)	1,125,425
General and administration costs	4,522,393	(841,165)	3,681,228
Total expenses	5,904,979	(1,098,326)	4,806,653

Operating loss	(5,904,979)	1,098,326	(4,806,653)

Interest expense	(76,679)	14,262	(62,417)
Change in fair value of warrant liability	10,908,051	(2,028,897)	8,879,154
Loss on extinguishment of debt	(216,098)	40,194	(175,904)
Foreign exchange loss	(1,086,653)	202,117	(884,536)
	9,528,621	(1,772,324)	7,756,297

Profit (loss) for the period	3,623,642	(673,998)	2,949,644

Other comprehensive income - Foreign currency translation adjustment	(142,004)	26,413	(115,591)
			-
Comprehensive loss for the period	3,481,638	(647,585)	2,834,053

Earnings (loss) per share – basic and diluted	0.77	(0.14)	0.63

Weighted average number of shares outstanding – basic and diluted	4,744,036	-	4,744,036

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

2. Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

	Nine month period ended April 30,
	2021 reported, CAD		Foreign Currency Translation	2021 restated, USD

Expenses:
Research and development costs		1,769,140	(329,060)		1,440,080
General and administration costs		4,836,722	(899,630)		3,937,092
Total expenses		6,605,862	(1,228,690)		5,377,172

Operating loss		(6,605,862)	1,228,690		(5,377,172)

Interest expense		(152,245)	28,318		(123,927)
Change in fair value of warrant liability		10,908,051	(2,028,897)		8,879,154
Loss on extinguishment of debt		(247,098)	45,960		(201,138)
Foreign exchange loss		(1,086,653)	202,117		(884,536)
	9,422,055		(1,752,502)	7,669,553

Profit (loss) for the period		2,816,193	(523,812)		2,292,381

Other comprehensive income - Foreign currency translation adjustment		65,399	(12,164)		53,235

Comprehensive loss for the period		2,881,592	(535,976)		2,345,616

Earnings (loss) per share – basic and diluted		1.38	(0.26)		1.12

Weighted average number of shares outstanding – basic and diluted		2,047,495	-		2,047,495

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

2. Basis of Presentation (continued)

Functional Currency and Presentation Currency (continued)

	Nine month period ended April 30,
	2021 reported, CAD	Foreign Currency Translation	2021 restated, USD
Cash flow from operating activities
Net profit for the period	2,816,193	(523,812)	2,292,381
Items not affecting cash:
Depreciation and amortization	14,058	(2,615)	11,443
Share-based compensation	2,466,224	(458,718)	2,007,506
Accrued interest expense	26,119	(4,858)	21,261
Loss on extinguishment of debt	247,098	(45,960)	201,138
Foreign exchange adjustments	1,086,653	(202,117)	884,536
Change in fair value of warrants	(10,908,051)	2,028,897	(8,879,154)
Changes in non-cash working capital:
Amounts receivable	8,249	(1,534)	6,715
Prepaid expenses	(782,693)	145,581	(637,112)
Accounts payable and accrued liabilities	(2,104,422)	391,422	(1,713,000)
	(7,130,572)	1,326,286	(5,804,286)

Cash flow from financing activities
Proceeds from public offering, net	36,525,750	(6,793,789)	29,731,961
Proceeds from issuance of convertible loans	265,000	(49,290)	215,710
Share issuance costs	(3,400,398)	632,474	(2,767,924)
Repayment of unsecured convertible loan	(380,395)	70,753	(309,642)
Proceeds from receipt of short-term loans	42,998	(7,998)	35,000
Change in fair value of warrants	89,303	(16,610)	72,693
Repayment of short-term loans	(336,609)	62,609	(274,000)
	32,805,649	(6,101,851)	26,703,798

Increase (decrease) in cash	25,675,077	(4,775,565)	20,899,512
Effect of changes in foreign exchange	(1,052,161)	195,702	(856,459)
Cash, beginning of period	26,104	(4,855)	21,249
Cash, end of period	24,649,020	(4,584,718)	20,064,302

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

3. Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited consolidated financial statements as of July 31, 2021. The accompanying condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended July 31, 2021.

4. Significant Accounting Judgments and Estimates

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

●	Intangible assets with an infinite life are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.
●	The Company uses the Black-Scholes option-pricing model to estimate fair value of options and the warrant liability at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s shares and the expected life of the warrants.
●	The Company and its subsidiaries are required to determine their functional currencies based on the primary economic environment in which each entity operates. In order to do that, management has to analyze several factors, including which currency mainly influences the cost of undertaking the business activities, in which currency the entity has received financing, and in which currency it keeps its receipts from operating activities. Management uses its judgment to determine which factors are most important when the above indicators are mixed and the functional currency is not obvious.

5. Intellectual Property

The attributable intellectual property relates to Sapientia’s various patents, which the Company is amortizing over 20 years, consistent with its accounting policy. During the three and nine months ended April 30, 2022, the Company recorded $3,817 and $11,454 respectively in amortization on intellectual property (for the three and nine months ended April 30, 2021 - $3,814 and $11,443, respectively).

Costs			Accumulated Amortization			Net Book Value
July 31, 2021:
July 31, 2020	Additions	July 31, 2021	July 31, 2020	Amortization during the year	July 31, 2021	July 31, 2021
$305,130	$-	$305,130	$44,263	$15,256	$59,520	$245,610

April 30, 2022:
July 31, 2021	Additions	April 30, 2022	July 31, 2021	Amortization during the period	April 30, 2022	April 30, 2022
$305,130	$-	$305,130	$59,520	$11,454	$70,974	$234,156

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

6. Loans

On December 13, 2021, the Company repaid the CEBA (Canada Emergency Business Account) loan in the amount of $23,577 and the Company recorded a gain in the amount of $3,388.

For the three and nine months ended April 30, 2022, the Company recorded an interest expense of $ nil and $979, respectively, being the interest accretion on the CEBA Loan (for the three and nine months ended April 30, 2021 – $ nil and $2,686, respectively).

7. Warrant Liability

Following the change in the functional currency of the Company on May 1, 2021, the warrant liability as of April 30, 2021 ($6,621,347) was reclassified to warrant reserve in the Consolidated Statements of change in Shareholders’ Equity.

In addition, certain warrants with an exercise price denominated in Canadian dollars are now being treated as a warrant liability, since the exercise price is denominated in a currency different than the functional currency of the Company. The fair value of these warrants, based on the Black-Scholes, as of July 31, 2021 and April 30, 2022 was $199,458 and $278,396, respectively, and are included in warrant liabilities. During the three and nine months ended April 30, 2022, the Company recorded a loss on the revaluation of the warrant liability of $29,910 and $78,938 respectively (for the three and nine months ended April 30, 2021 - $8,879,154 and $8,879,154).

The following assumptions were used to determine the fair value at July 31, 2021 and at April 30, 2022:

	July, 31, 2021		April 30, 2022
	22,489 warrants	51,698 warrants	22,489 warrants	51,698 warrants
			(Expired – Note 8b(i))
Share price	$5.23	$5.23		$6.96
CAD Exercise price in USD	$29.30	$4.41		$4.26
Expected life	0.75	4.3		3.54 years
Annualized volatility	100%	100%		100%
Dividend yield	0%	0%		0%
Risk free rate	0.93%	0.81%		2.74%

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

8. Share Capital and Warrant Reserve

a)	Share capital

(i) The authorized share capital consists of an unlimited number of common shares with no par value. As of April 30, 2022, the outstanding number of common shares is 15,518,018.

(ii) During the nine-month period ended April 30, 2022, 554,991 compensation warrants with a weighted average exercise price of $5.68 per warrant were exercised into 219,453 common shares by way of a cashless exercise.

(iii) During the nine-month period ended April 30, 2022, 63,454 warrants with an exercise price of $5.31 were exercised for gross proceeds of $337,099 and 997,200 warrants with an exercise price of $6.19 were exercised for gross proceeds of $6,172,669. In total, the Company issued 1,060,654 shares in respect of the exercise of these warrants.

(iv) Share buy-back program

On September 9, 2021 the Company approved a repurchase program whereby the Company may purchase through the facilities of the TSX Venture or NASDAQ (i) up to 1,341,515 common shares (the “Common Shares”) and (ii) up to 411,962 publicly traded BCTXW warrants (the “Listed Warrants”) in total, representing 10% of the 13,415,154 Common Shares and 10% of the 4,119,622 Listed Warrants comprising the “public float” as of September 8, 2021, over the next 12 months (the “Buyback”). Independent Trading Group (ITG) Inc. is acting as the Company’s advisor and dealer manager in respect of the Buyback. The Company received final regulatory approval on September 22, 2021. As of April 30, 2022, the Company repurchased a total of 1,031,672 shares with a value of $9,098,014 (net of commissions) and 204,440 publicly traded warrants for $971,051 (net of commissions) with a fair value of $208,529. All of the warrants and shares repurchased have been cancelled.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

8. Share Capital and Warrant Reserve (continued)

b)	Share Purchase Warrants

(i)	During the nine-month period ended April 30, 2022, 22,489 warrants with a weighted average exercise price of $28.08 expired.

(ii)	A summary of changes in share purchase warrants for the year ended July 31, 2021, and for the nine-month period ended April 30, 2022, is presented below:

	Number of warrants outstanding	Weighted average exercise price
Balance, July 31, 2020	178,528	35.82
Granted in the Public Offering	5,882,353	5.31
Granted in the Over Allotment	882,352	5.31
Granted in the Private Placement	5,170,343	6.19
Granted from the issuance of a convertible note	69,188	4.41
Expired during the year	(156,039)	(36.26)
Exercised during the year	(2,562,573)	(5.48)
Balance, July 31, 2021	9,464,152	5.84
Expired during the period (Note 8b(i))	(22,489)	(28.08)
Exercised during the period (Note 8a(iii))	(1,060,654)	(6.14)
Repurchased and cancelled during the period (Note 8a(iv))	(204,440)	(5.31)
Balance, April 30, 2022	8,176,569	$5.75

(iii)	As of April 30, 2022, warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At April 30, 2022	Expiry Date
51,698	$4.41	51,698	November 16, 2025
3,951,728	$5.31	3,951,728	February 26, 2026 - April 26, 2026
4,173,143	$6.19	4,173,143	December 7, 2026
8,176,569		8,176,569

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

8. Share Capital and Warrant Reserve (continued)

c) Compensation Warrants

(i) A summary of changes in compensation warrants for the years ended July 31, 2021 and the nine-month period ended April 30, 2022 is presented below:

	Number of warrants outstanding	Weighted average exercise price
Balance, July 31, 2020	13,790	35.16
Granted in the Public Offering	294,118	5.31
Granted in the Over Allotment	44,118	5.31
Granted in the Private Placement	258,517	6.19
Granted from the issuance of a convertible note	4,890	4.41
Expired during the year	(13,790)	(35.16)
Balance, July 31, 2021	601,643	$5.68
Exercised (Note 8a(ii))	(554,991)	(5.68)
Balance, April 30, 2022	46,652	$5.66

(ii) As of April 30, 2022, compensation warrants outstanding were as follows:

Number of Warrants	Exercise Price	Exercisable At April 30, 2022	Expiry Date
4,890	$4.23	4,890	November 16, 2025
17,074	$5.31	17,074	February 26, 2026
24,688	$6.19	24,688	June 7, 2026
46,652		46,652

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

9. Share-Based Compensation and Share-Based Payment Reserve

The Company has adopted a stock option plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees, and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The options can be granted for a maximum of 5 years and vest as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

A summary of changes in stock options for the nine months ended April 30, 2022 and the year ended July 31, 2021, is presented below:

	Number of options outstanding	Weighted average exercise price
Balance, July 31, 2020	19,969	$39.89
Granted	672,000	4.24
Expired	(16,636)	(38.32)
Forfeited	(667)	(61.83)
Balance, July 31, 2021	674,666	4.39
Granted (a-d)	787,300	5.74
Expired (f)	(1,667)	46.80
Forfeited (f)	(999)	30.04
Balance, April 30, 2022	1,459,300	$6.23

a)	On September 1, 2021, the Company issued 100,000 options to a consultant with an exercise price of $5.74, which vest immediately and expire on September 1, 2026. The fair value of the stock options was $518,134. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $6.79; exercise price - $5.74; expected life - 5 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 0.80%.

b)	On November 1, 2021, the Company issued 12,600 options with an exercise price of $7.94 and expire on November 1, 2026. 10,000 of the options were issued to a director and vest immediately, and 2,600 options were issued to members of the Company’s scientific advisory board and vest in five equal instalments every six months, with the first instalment vesting immediately. The fair value of the stock options was $74,579. The fair value was estimated using the Black-Scholes option pricing model and the following weighted average assumptions: share price - $7.95; exercise price - $7.94; expected life - 5 years; annualized volatility - 100%; dividend yield - 0%; risk free rate – 1.19%.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

9. Share-Based Compensation and Share-Based Payment Reserve (continued)

c)	On January 13, 2022, the Company issued 524,700 options to directors, officers, and employees with an exercise price of $8.47 and expire on January 13, 2027. 482,300 of the options were granted to Insiders, as such term is defined in the Securities Act (British Columbia) and vest in four equal instalments every 90 days, with the first instalment vesting immediately. The remaining 42,400 options vest in eight equal instalments every 90 days, with the first instalment vesting immediately. The fair value of the options was $3,141,999 based on the Black-Scholes option pricing model using the following assumptions: share price - $8.09; exercise price - $8.47; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 1.47%.

d)	On February 16, 2022, the Company issued 150,000 options to an officer with an exercise price of $7.51 and expire on February 16, 2027. The options vest in eight equal instalments every 90 days, with the first instalment vesting immediately. The fair value of the options was $863,522 based on the Black-Scholes option pricing model using the following assumptions: share price - $7.66; exercise price - $7.51; expected life – 5 years; annualized volatility – 100%; dividend yield – 0%; risk free rate – 1.92%.

e)	The Company recognized stock-based compensation expense in relation to the vesting of options issued during the period of $1,586,128 and $3,204,704 for the three and nine months ended April 30, 2022, respectively (for three and nine months ended April 30, 2021 - $2,007,507 and $2,007,507, respectively)

f)	During the nine-month period ending April 30, 2022, 1,667 options with a fair value of $24,554 expired and 999 options were forfeited.

g)	As of April 30, 2022, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price	Exercisable At April 30, 2022	Expiry Date
612,000	$4.24	612,000	March 29, 2026
60,000	$4.24	60,000	April 19, 2026
100,000	$5.74	100,000	September 1, 2026
12,600	$7.74	10,520	November 1, 2026
524,700	$8.47	251,750	January 13, 2027
150,000	$7.51	18,750	February 16, 2027
1,459,300		1,053,020

f)	As of April 30, 2022, stock options outstanding have a weighted average remaining contractual life of 4.51 years (April 30, 2021 – 4.86 years).

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

10. Related Party Transactions and Balances

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making operating and financial decisions. This would include the Company’s senior management, who are considered to be key management personnel by the Company. Parties are also related if they are subject to common control or significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

As of April 30, 2022, included in accounts payable and accrued liabilities are amounts owing to a company controlled by an officer in the amount of $ nil (July 31, 2021 - $6,283) for consulting fees; and amounts owing to officers and directors of $108,947 (July 31, 2021 - $42,247) for officers compensation and directors’ fees.

During the three and nine month periods ended April 30, 2022 and 2021, the Company incurred the following expenses charged by directors and key management personnel or companies controlled by these individuals:

	Three month period ended April 30,		Nine month period ended April 30,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)

a) Paid or accrued professional fees to a company controlled by an officer of the Company	$-	$81,807	$76,627	$98,901
b) Paid or accrued consulting fees to companies controlled by individual directors.	$24,768	$7,684	$62,440	$23,610
c) Paid or accrued wages and consulting fees to officers and directors	$313,277	$98,140	$790,349	$299,076
d) Share based compensation to directors and officers	$1,172,622	$1,714,506	$2,218,580	$1,714,506

11. Capital Management

The Company’s capital comprises share capital, share-based payment reserve, warrant reserve, and accumulated other comprehensive loss. The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company in order to support the Company’s business activities. The Board of Directors does not establish quantitative return on capital criteria for management; it relies on the expertise of the Company’s management to sustain future development of the business.

The intellectual property in which the Company currently has an interest is in the development stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned research and development and pay for administrative costs, the Company intends to raise additional amounts as needed.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

12. Financial Risk Factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

a)	Credit risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with approval of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of April 30, 2022, and July 31, 2021, is the carrying amounts of cash and cash equivalents included in the Company’s consolidated statement of financial positions.

b)	Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they come due. As of April 30, 2022, the Company has working capital balance of $45,860,287 (July 31, 2021 – working capital of $57,241,355). The table below presents the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Carrying amount	Contractual cash flows	Within 1 year	1-2 years	2-5 years	5+ years
Accounts payable and accrued liabilities	$366,291	$366,291	$366,291	$-	$-	$-
	$366,291	$366,291	$366,291	$-	$-	$-

c)	Market Risk

i.	Interest rate risk

Interest Rate risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market interest rates.

ii.	Price risk

As the Company has no revenues, price risk is remote.

iii.	Exchange risk

The Company is exposed to foreign exchange risk as a portion of the Company’s transactions occur in Canadian Dollars (mainly costs relating to being a public company in Canada) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its Canadian denominated accounts payable and cash. As of April 30, 2022, a 5% depreciation or appreciation of the Canadian dollar against the US dollar would not have a material effect on the in total loss and comprehensive loss.

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

12. Financial Risk Factors

d)	COVID-19

Since January 2020, the Coronavirus outbreak has dramatically expanded into a worldwide pandemic creating macro-economic uncertainty and disruption in the business and financial markets. Many countries around the world, including Canada and the United States have been taking measures designated to limit the continued spread of the Coronavirus, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders, and quarantining populated areas. Such measures present concerns that may dramatically affect the Company’s ability to conduct its business effectively.

The Company may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of visiting or traveling to our clinical trial sites because of the outbreak of COVID-19. In the event that clinical trial sites are slowed down or closed to enrolment in our trials, this could have a material adverse impact on our clinical trial plans and timelines. The Company is continuing to assess its business plans and the impact COVID-19 is having on the Company’s clinical trial timelines and the Company’s ability to recruit candidates for clinical trials. The extent to which COVID-19 and global efforts to contain its spread will impact our operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. The Company currently believes that the execution of the clinical trials and research programs are delayed by at least one quarter due to COVID-19.

13. Research and Development Costs

	Three month period ended April 30,		Nine month period ended April 30,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)

Clinical Trials and Investigational drug costs	$1,364,090	$162,670	$2,861,870	$283,259
Wages and salaries	580,506	235,060	1,390,154	413,915
Laboratory Rent	34,400	3,950	90,354	17,443
Supplies	131,605	-	211,996	-
Professional fees	-	4,265	30,589	5,983
Share-based compensation	432,880	719,480	567,709	719,480
	$2,543,481	$1,125,425	$5,152,672	$1,440,080

BriaCell Therapeutics Corp

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended April 30, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

14. General and Administration Costs

	Three month period ended April 30,		Nine month period ended April 30,
	2022	2021 Restated (Note 2)	2022	2021 Restated (Note 2)

Wages and salaries	$173,862	$189,200	$540,481	$264,378
Professional fees	224,573	299,923	805,263	347,811
Consulting	118,081	173,993	354,852	241,797
Insurance	314,226	114,770	722,608	122,544
Regulatory, filing and transfer agent fees	42,656	24,688	233,764	33,273
Shareholder communications	144,048	76,795	379,423	98,503
Amortization	3,817	3,814	11,453	11,443
Rent	3,167	4,278	9,569	13,778
Travel	26,155	46	45,916	6,606
Other	98,448	14,609	169,950	17,847
Share-based compensation	1,153,248	1,288,027	2,636,995	1,288,027
NASDAQ uplisting expenses	-	1,491,085	-	1,491,085
	$2,302,281	$3,681,228	$5,910,274	$3,937,092

15. Commitments

The Company is currently on a year-to-year lease arrangement for office and lab space in Philadelphia, Pennsylvania in the amount of approximately $16,000 per month.

In the ordinary course of operating, the Company may from time to time be subject to various claims or possible claims. Management believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position results of operations, or cash flows. These matters are internally uncertain, and management’s view of these matters may change in the future.

16. Events After the Reporting Period

a)	Share buy-back program

From May 1, 2022 and through to June 13, 2022, the Company repurchased and cancelled an additional 18,542 publicly traded warrants for $46,490 (net of commissions) with a fair value of $18,913.

b)	Stock option grants

On May 20, 2022, the Company issued 31,000 options with an exercise price of $4.71 and expire on May 20, 2027. The options vest in eight equal instalments every 90 days, with the first instalment vesting immediately. 20,000 options were issued to the Company’s CFO.

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